

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2020

Karen Brennan
Chief Financial Officer
Jones Lang LaSalle Inc
200 East Randolph Drive
Chicago, IL 60601

> **Re: Jones Lang LaSalle Inc**
> **Form 10-K for the year ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 001-13145**

Dear Ms. Brennan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Real Estate & Construction